Mail Stop 03-05

      	June 6, 2005


Via U.S. Mail

Robert Gerald Buchanan, President
Genco Shipping and Trading Limited
35 West 56th Street
New York, New York  10019

Re: 	Genco Shipping and Trading Limited
	Registration Statement on Form S-1
	Filed May 9, 2005
	File No. 333-124718

Dear Mr. Buchanan,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.


Registration Statement Cover Page
2. It appears that you are registering shares of common stock to be offered by the selling shareholders. Please separately list this in the fee table.
3. Please register the preferred stock purchase rights as separate securities in the fee table.

Outside Cover Page
4. Please identify the selling shareholder or provide a cross-reference to its identity in the prospectus.

Prospectus Summary, page 1
Our Company, page 1
5. Please revise to disclose that you are a newly formed company.
6. Please revise to clarify that you are incorporated in the Republic of the Marshall Islands.
7. Please delete your reference to "foreseeable future" and instead quantify the time period you expect to incur stable revenues to the extent practicable.

Fleet Management, page 2
8. Please revise to clarify the role of a technical manager.
Also, we
note that you will contract with reputable independent technical managers. Please revise to clarify who currently provides technical management services, here and in the business section, or advise.

Our Competitive Strengths, page 3
9. The summary seems to present a one-sided view of the company`s business, as it lists your competitive strengths without discussing potential problems that could affect your future success. Please balance your discussion with a similar bulleted list highlighting potential problems. These would include, but not be limited to, the salient weaknesses of the company, your limitations on paying dividends, and the most significant risks associated with the offering.

10. Refer to the first bullet point of this section. Please clarify what you mean by "modern" drybulk carriers. Are you referring to the age of the carriers? Please revise accordingly.

Summary Consolidated Financial and Other Data, page 7
Selected Consolidated Financial and Other Data, page 29
11. As you will use a portion of the net proceeds to repay debt, please provide pro forma earnings per share data that gives effect to only those common shares whose proceeds are being used for debt repayment. A footnote explanation to the table should also be provided.
12. Expand note explanation (1) regarding the EBITDA measure to indicate that it is also not a source of liquidity or cash flows as shown in the statements of cash flows.

Risk Factors, page 8
General
13. Please refer to the introductory paragraph. Please delete the fifth and sixth sentences of that paragraph. All material risks should be described. If risks are not deemed material, please do not reference them.
14. Revise your subheadings to ensure that it reflects the risk that you discuss in your text. Some of your subheadings merely state facts about your company, such as "The shipping industry has inherent operational risks" on page 13, "We will depend on a significant degree upon third-party managers" on page 13, "We cannot assure you that we will pay dividends" on page 16, and "We may not be able to grow or effectively manage our growth" on page 16. Succinctly state in your subheadings the risk that may result from the facts or uncertainties.

We cannot assure you that we will pay dividends, page 16
15. Please revise to separately address, in its own risk factor, the risk that your credit facility imposes restrictions on paying dividends.

We may not be able to grow or effectively manage our growth, page
16
16. Please revise to separately address, in its own risk factor or related risk factor, the risk that investors` interest in your company will be diluted if you issue additional shares of common stock.


Management`s Discussion and Analysis, page 32
General, page 32
17. See the listing of vessels in your fleet. It appears that Genco
Knight has been inadvertently shown as being delivered in 2004.
We
note this particular vessel is not one of the six vessels owned by you at December 31, 2004 as disclosed in Note 1 on page F-7. Further, we note Genco Knight appears to have been inadvertently excluded from the listing, in Note 11 on page F-14, of vessels delivered in 2005. Please revise the disclosures, as appropriate.

Factors Affecting Our Results of Operations, page 33
18. Expand to discuss the amount of the Company`s operating income and net income for the fiscal year ended December 31, 2004 and the subsequent interim period.

Liquidity and Capital Resources, page 37
19. Please delete your reference to "foreseeable future" and instead quantify how long your sources of liquidity will be sufficient to fund your current operations.

Business, page 59
Our Customers, page 64
20. We note that three of your charterers each accounted for more than
10% of your revenues. Please disclose the material terms of your agreements with these three charterers in your prospectus and file these agreements as an exhibit to this registration statement. Refer to Item 601(a)(10) of Regulation S-K.

Management, page 74
Directors and Executive Officers, page 74
21. Please revise this section to disclose the relevant dates of Mr.
Kramer`s business experience during the past five years.  Refer to
Item 401(e) of Regulation S-K.

Compensation of Directors and Senior Management, page 75
22. We note you disclose the annual compensation that the non-employee directors will receive. Please advise whether you considered disclosing the annual compensation you intend to pay to senior management.


Underwriting, page 102
23. Please advise us as to whether any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and supplementally confirm that their procedures have been cleared with us. Any electronic offer, sale or distribution should also be reflected in this section. If you become aware of any members of the underlying syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response.
24. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website and describe the material terms of your agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. If you subsequently enter into any such arrangements, promptly supplement your response.
25. Please advise us whether you will have a directed share program of any type. If so, include disclosure in the prospectus describing the program and the group it targets. Also, please provide us with all materials given to potential purchasers in the directed offering.

Legal Matters, page 106
26. Please expand to disclose that Seward & Kissel will be opining on certain tax matters.

Where You Can Find Additional Information, page 107
27. We note that each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit. You may refer readers to the related documents for a more complete reading or understanding, but should not infer that the prospectus does not contain all material information from those documents, even if summarized, or that the statements made in the prospectus are in any way inaccurate. Please revise accordingly.


Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7
28. Expand the accounting policy of "Vessels, net" to specifically discuss your "deferred drydock cost" as shown in MD&A - Critical Accounting Policies, or provide a separate accounting policy footnote.

Part II
Item 7. Recent Sales of Unregistered Securities
29. Please provide all information required by Item 701 of Regulation
S-K for the shares of common stock you issued to your shareholder.

Exhibits
30. We note your disclosure on page 76 that you expect to enter into employment agreements with Mr. Buchanan and Mr. Wobensmith.
Please
file these agreements when they are available.  Refer to Item
601(b)(10)(iii) of Regulation S-K.

Exhibit 23.2
31. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Reference is made to Rule 402 of Regulation C. Please include in the first paragraph, the specific day in May 2005 of the independent registered public accounting firm`s audit report.

Other
32. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, in the amended Registration Statement, please update to include unaudited interim financial statements for the three months ended March 31, 2005 and related financial information, such as, but
not limited to, Summary and Selected Consolidated Financial and
Other
Data, Capitalization, and MD&A.
33. We remind you that as stated in Securities Act Release No.
5180, a
registrant is "in registration" at least from the time an issuer reaches an understanding with a broker-dealer to the period of 25-40 days after effectiveness, during which dealers must deliver a prospectus. Interviews conducted by the registrant`s principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff`s position in your response.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Beverly Singleton at (202) 551-3328 or
Margery
Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine
Bancroft at (202) 551-3313 or me at (202) 551-3348 with any other questions.


      	Regards,



      	Jennifer G. Williams
      	Special Counsel


cc:	Gary J. Wolfe, Esq.
      Seward & Kissel LLP
	via facsimile:  (212) 480-8421

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Mr. Robert Gerald Buchanan
Genco Shipping and Trading Limited
June 6, 2005
Page 1